Canada Goose Reports Fourth Quarter and Full Year Fiscal 2025 Results
Fourth Quarter Revenue increased 7% year-over-year to $384.6M
Reported net income of $27.7M
Adjusted EBIT1 of $59.7M

Toronto – May 21, 2025 – Canada Goose Holdings Inc. (NYSE, TSX: GOOS) announced today financial results for the fourth quarter of fiscal 2025 and fiscal year ending March 30, 2025. All amounts are in Canadian dollars unless otherwise indicated.
“Our strong Q4 results show the kind of impact Canada Goose can make when our brand connects and our strategy hits the mark,” said Dani Reiss, Chairman and CEO, Canada Goose. “We saw solid DTC comparable sales growth, fuelled by compelling storytelling, sharp retail execution, and the continued momentum around our Snow Goose capsule. As we close out fiscal 2025, we are making clear strides across our key priorities – enhancing retail execution, elevating our brand and product offering, and delivering it all, efficiently.”
“The success we saw in fiscal 2025 sets a strong foundation for where we are headed. In fiscal 2026, we will continue to execute bolder marketing initiatives, expand and enhance our product offering and elevate consumer experience –all of which drove our momentum last year. These priorities are focused, proven, and designed to keep driving long-term growth.”
Fourth Quarter and Fiscal 2025 Business Highlights
In the fourth quarter and fiscal year 2025, Canada Goose made progress across our key operating imperatives for the year. Below are some highlights reflecting our achievements:
•Implement best-in-class luxury retail execution
•Progressed on our retail operations, through staff optimization, improved product availability and employee training, contributing to higher conversion year-over-year in comparable retail stores for full year fiscal 2025.
•For the full year, we converted 2 temporary stores and opened 4 net new permanent stores, bringing our store count to 74 at the end of fiscal year 2025. These stores strategically position us in key markets, enable deeper customer connections, and enhance shopping experiences.
•Set the foundation for the next phase of brand and product evolution
•Continued to build on the momentum from our Snow Goose campaign, the first under Creative Director Haider Ackermann, which reimagined our heritage while staying true to our performance roots. Since its November launch, the campaign drove significant brand momentum across all regions establishing a foundation for our elevated marketing approach.
•Led a successful Lunar New Year campaign in the fourth quarter, enhancing our seasonal relevance and brand engagement in key Asian markets.
•Elevated the wholesale channel by partnering with brand-aligned partners in EMEA to execute impactful in-store activations at Selfridges and Galeries Lafayette and right-sized inventory levels globally to drive exclusivity of our products.
1Adjusted EBIT, adjusted net income attributable to shareholders of the Company, and net debt are non-IFRS financial measures, and adjusted net income per diluted share attributable to the shareholders of the Company is a non-IFRS financial ratio. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.

•Introduced our Eyewear collection in the fourth quarter, our first online product launch, marking a key milestone in our product category expansion journey.
•Simplify and focus the way we operate internally
•Achieved significant inventory improvement, with a 14% decrease year-over-year compared to the prior year, representing six consecutive quarters of reductions.

Fourth Quarter Financial Highlights2
All Year-Over-Year Comparisons Unless Otherwise Noted
▪Total revenue increased 7.4% to $384.6m, up 4.0% on a constant currency basis3.
•DTC revenue increased 15.7% to $314.1m, or up 11.6% on a constant currency basis3 driven by DTC comparable sales4 growth of 6.8% and revenue from non-comparable stores.
•Wholesale revenue decreased 23.2% to $31.8m or 24.9% on a constant currency basis3 primarily due to a lower planned order book in EMEA and timing of shipments.
•Other revenue decreased 14.2% to $38.7m or 15.3% on a constant currency basis3 primarily due to a lower employee sales and Friends & Family events.
▪Gross profit increased 17.8% to $274.4m. Gross margin for the quarter was 71.3% compared to 65.1% in the fourth quarter of fiscal 2025 primarily due to lower inventory provisioning and a higher proportion of DTC revenue.
▪Selling, general and administrative (SG&A) expenses were $219.3m, compared to $209.9m in the prior year period. The increase in SG&A was primarily driven by strategic revenue driven investments to expand the global retail network, a planned increase in marketing spend and higher personnel costs relating to incentive compensation. Costs related to the Transformation Program, which were incurred in the prior period were not incurred in the fourth quarter of fiscal 2025.
▪Operating Income was $55.1m, compared to $23.1m in the prior year period.
▪Net income attributable to shareholders was $27.1m, or $0.28 per diluted share, compared with a net income attributable to shareholders of $5.0m, or $0.05 per diluted share in the prior year period.
▪Adjusted EBIT1 was $59.7m, compared to $40.1m in the prior year period.
▪Adjusted net income attributable to shareholders1 was $32.0m, or $0.33 per diluted share, compared with an adjusted net income attributed to shareholders of $19.3m, or $0.19 per diluted share in the prior year period.

Full Year Fiscal 2025 Financial Highlights
All Year-Over-Year Comparisons Unless Otherwise Noted
•Total revenue increased 1.1% to $1,348.4m, or down 1.1% on a constant currency basis3. Within this DTC revenue grew 5.1% to $998.9m, up 2.6% on a constant currency basis3, with DTC comparable sales down 3.6%. Wholesale revenue decreased 16.5% or 18.0% on a constant currency basis3. Other revenue increased 25.3% to $88.7m.
•Gross profit increased 2.8% to $943.1m compared to the same prior year period. Gross margin for the year expanded to 69.9% from 68.8% in fiscal 2024.
•SG&A expenses were $779.0m, compared to $792.9m in the prior year period. The decrease in SG&A was primarily due to non-recurrence of costs relating to the Transformation Program partially offset by the increased costs related to the expanded retail network and higher marketing spend.
•Operating lncome was $164.1m, compared to $124.5m in the prior year period.
•Net Income attributable to shareholders was $94.8m, or $0.97 per diluted share, compared with a net income attributable to shareholders of $58.4m, or $0.57 per diluted share in the prior year period.
2 Comparisons to fourth quarter ended March 31, 2024.
3 Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.
4 DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

•Adjusted EBIT1 was $171.4m, compared to $171.8m in the prior year period.
•Adjusted net income attributable to shareholders1 was $109.4m, or $1.12 per diluted share, compared with an adjusted net income of $101.0m or $0.99 per diluted share in the prior year period.

Balance Sheet Highlights
Inventory of $384.0m for the fourth quarter ended March 30, 2025, was down 14% year-over-year, primarily due to the optimization of production levels to better align the supply of product with expected demand.
The Company ended the fourth quarter of fiscal 2025 with net debt1 of $408.8m, compared with $584.1m at the end of the fourth quarter of fiscal 2024. The improvement is primarily due to higher cash balances resulting from lower capital expenditure and the absence of share buyback investments this fiscal year.

FY26 Growth Pillars
In fiscal 2026, Canada Goose will build on the momentum achieved from the key operating imperatives executed in fiscal 2025, including:
Building brand heat through focused marketing investments: We are amplifying our marketing presence to deliver immersive brand experiences and drive brand awareness. This includes increasing marketing spend as a percentage of revenue and boosting investment in upper-funnel activities. We are enhancing effectiveness through high-impact campaigns, exclusive collaborations, and premium storytelling.
Expanding our product offering to enhance year-round relevance: We intend to continue our journey to set new standards in performance, authenticity, and style. Our focus remains on infusing more newness into existing categories and expanding our 365-day relevance by growing our apparel offering while maintaining the prominence of down-filled styles. We are refining our approach to adjacent categories by narrowing our assortment while focusing on Hero SKU’s.
Driving business expansion through strategic channel development: We intend to expand our store footprint and revitalize existing stores with elevated design concepts to enhance the customer experience. To drive sales productivity, we are sharpening retail execution through optimized staffing, inventory management, and improved sales training. In wholesale, we aim to continue to elevate our presence with brand-aligned partners through tailored showrooms, enhanced sales training and targeted marketing efforts.

Operating efficiently with pace & accountability: We are focused on building a more flexible and responsive operational organization, particularly in production planning and supply chain agility to better support the evolving needs of our business. We will also invest in our product and merchandising teams to support our product evolution and ensure our offerings continue to resonate with our customers.

Outlook
Considering ongoing macroeconomic uncertainty and dynamic consumer spending patterns brought on by the unpredictable global trade environment, Canada Goose will not be providing a financial outlook for fiscal 2026.

Management remains confident in the strength of the brand, the Company’s solid financial position, and its ability to adapt to changing conditions.

Conference Call Information
The Company will host the conference call at 8:30 a.m. EDT on May 21, 2025. The conference call can be accessed by using the following link: https://events.q4inc.com/attendee/113148997. After registering, an email will be sent including dial-in details and a unique conference call pin required to join the live call. A live webcast of the conference call will also be available on the investor relations page of the Company's website at http://investor.canadagoose.com.
About Canada Goose
Canada Goose is a performance luxury outerwear, apparel, footwear and accessories brand that inspires all people to thrive in the world outside. We are globally recognized for our commitment to Canadian manufacturing and our high standards of quality, craftsmanship and functionality. We believe in the power of performance, the importance of experience, and that our purpose is to keep the planet cold and the people on it warm. For more information, visit www.canadagoose.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward looking statements, including statements relating to the execution of our proposed strategy and our expected operating performance and prospects. Adjusted EBIT, adjusted net income attributable to shareholders of the Company, and net debt are non-IFRS financial measures, and Adjusted EBIT margin, and adjusted net income per diluted share attributable to the shareholders of the Company are non-IFRS financial ratios. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information. These forward-looking statements generally can be identified by the use of words such as “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “potential,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the impact on our operations of the current global economic conditions and international trade environment and their evolution and are discussed under “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our Management's Discussion and Analysis ("MD&A") as well as under “Risk Factors” in our Annual Report on Form 20-F for the year ended March 30, 2025. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available on SEDAR+ at www.sedarplus.ca for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.
Although we base the forward-looking statements contained in this press release on assumptions that we believe are reasonable, we caution readers that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this press release. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this press release. In addition, even if results and developments are consistent with the forward-looking statements contained in this press release, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this press release may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements. You should read this press release and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this press release (or as of the date specifically indicated therein), and we do not assume any obligation to update any forward-looking statements except as required by applicable laws. For greater certainty, references herein to “forward-looking statements” include “forward-looking information” within the meaning of Canadian securities laws.
Investors: ir@canadagoose.com
Media: media@canadagoose.com

Condensed Consolidated Statements of Income
(in millions of Canadian dollars, except per share amounts)

	Fourth quarter ended		Year ended
	March 30, 2025	March 31, 2024	March 30, 2025	March 31, 2024
	$	$	$	$
Revenue	384.6	358.0	1,348.4	1,333.8
Cost of sales	110.2	125.0	405.3	416.4
Gross profit	274.4	233.0	943.1	917.4
Selling, general & administrative expenses	219.3	209.9	779.0	792.9
Operating income	55.1	23.1	164.1	124.5
Net interest, finance and other costs	10.0	5.9	36.0	48.8
Income before income taxes	45.1	17.2	128.1	75.7
Income tax expense	17.4	9.6	24.5	17.6
Net income	27.7	7.6	103.6	58.1

Attributable to:
Shareholders of the Company	27.1	5.0	94.8	58.4
Non-controlling interest	0.6	2.6	8.8	(0.3)
Net income	27.7	7.6	103.6	58.1

Earnings per share attributable to shareholders of the Company
Basic	$0.28	$0.05	$0.98	$0.58
Diluted	$0.28	$0.05	$0.97	$0.57

Condensed Consolidated Statements of Comprehensive Income
(in millions of Canadian dollars, except per share amounts)

	Fourth quarter ended		Year ended
	March 30, 2025	March 31, 2024	March 30, 2025	March 31, 2024
	$	$	$	$
Net income	27.7	7.6	103.6	58.1

Other comprehensive income
Items that will not be reclassified to earnings, net of tax:
Actuarial gain (loss) on post-employment obligation	0.1	0.3	(0.6)	—
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment gain (loss)	15.5	(0.4)	25.5	(0.2)
Net (loss) gain on derivatives designated as cash flow hedges	(3.1)	1.0	(13.3)	(0.5)
Reclassification of net loss (gain) on cash flow hedges to income	1.5	(0.2)	2.8	(1.1)
Other comprehensive income (loss)	14.0	0.7	14.4	(1.8)
Comprehensive income	41.7	8.3	118.0	56.3

Attributable to:
Shareholders of the Company	41.0	6.2	109.1	57.8
Non-controlling interest	0.7	2.1	8.9	(1.5)
Comprehensive income	41.7	8.3	118.0	56.3

Condensed Consolidated Statements of Financial Position
(in millions of Canadian dollars)

	March 30, 2025	March 31, 2024
Assets	$	$
Current assets		Reclassified
Cash	334.4	144.9
Trade receivables	82.8	70.4
Inventories	384.0	445.2
Income taxes receivable	10.2	28.0
Other current assets	63.8	52.3
Total current assets	875.2	740.8

Deferred income taxes	95.7	76.3
Property, plant and equipment	161.6	171.8
Intangible assets	131.9	135.1
Right-of-use assets	280.2	279.8
Goodwill	72.0	70.8
Other long-term assets	0.1	7.0
Total assets	1,616.7	1,481.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	171.5	177.7
Provisions	40.1	49.1
Income taxes payable	28.6	16.8
Short-term borrowings	4.3	9.4
Current portion of lease liabilities	83.9	79.9
Total current liabilities	328.4	332.9

Provisions	16.0	14.3
Deferred income taxes	20.8	17.2
Term Loan	407.7	388.5
Lease liabilities	246.9	250.6
Other long-term liabilities	40.3	54.6
Total liabilities	1,060.1	1,058.1

Equity
Equity attributable to shareholders of the Company	541.2	417.0
Non-controlling interests	15.4	6.5
Total equity	556.6	423.5
Total liabilities and equity	1,616.7	1,481.6

Condensed Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

	Fourth quarter ended		Year ended
	March 30, 2025	March 31, 2024	March 30, 2025	March 31, 2024
	$	$	$	$
Operating activities
Net income	27.7	7.6	103.6	58.1
Items not affecting cash:
Depreciation and amortization	33.2	34.0	130.7	126.0
Income tax expense	17.4	9.6	24.5	17.6
Interest expense	7.2	12.3	44.7	44.4
Foreign exchange (gain) loss	(8.1)	2.7	(9.3)	0.8
Impairment losses	2.8	1.2	2.8	1.2
(Gain) loss on disposal of assets	(0.6)	—	0.3	0.1
Share-based payment	5.4	(1.3)	15.2	10.2
Remeasurement of put option	5.8	(14.1)	7.4	1.6
Remeasurement of contingent consideration	(3.0)	7.7	(16.1)	2.8
	87.8	59.7	303.8	262.8
Changes in non-cash operating items	52.8	42.7	32.6	10.5
Income taxes received (paid)	6.0	(9.7)	(5.2)	(66.3)
Interest paid	(8.9)	(9.9)	(38.8)	(42.4)
Net cash from operating activities	137.7	82.8	292.4	164.6
Investing activities
Purchase of property, plant and equipment	(2.8)	(8.6)	(17.7)	(54.9)
Investment in intangible assets	(0.1)	(0.3)	(0.2)	(1.0)
Initial direct costs of right-of-use assets	(0.1)	(0.2)	(0.5)	(0.6)
Net cash outflow from business combination	—	(3.6)	—	(15.9)
Net cash used in investing activities	(3.0)	(12.7)	(18.4)	(72.4)
Financing activities
Mainland China Facilities repayments	(30.1)	(9.3)	—	(9.8)
Japan Facility repayments	(35.2)	(20.0)	(5.4)	(8.3)
Term Loan repayments	(1.1)	(1.0)	(3.1)	(4.0)
Transaction costs on financing activities	—	—	—	(0.2)
Normal course issuer bid purchase of subordinate voting shares	—	(29.7)	—	(141.4)
Principal payments on lease liabilities	(21.6)	(19.5)	(85.7)	(69.2)
Issuance of shares	—	—	0.6	0.1
Net cash used in financing activities	(88.0)	(79.5)	(93.6)	(232.8)
Effects of foreign currency exchange rate changes on cash	2.5	—	9.1	(1.0)
Increase (decrease) in cash	49.2	(9.4)	189.5	(141.6)
Cash, beginning of period	285.2	154.3	144.9	286.5
Cash, end of period	334.4	144.9	334.4	144.9

Non-IFRS Financial Measures and Other Specified Financial Measures
This press release includes references to certain non-IFRS financial measures such as adjusted EBIT, adjusted net income attributable to shareholders of the Company, net debt, and constant currency revenue and certain non-IFRS ratios such as, adjusted EBIT margin and adjusted net income per basic and diluted share attributable to the shareholders of the Company. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Additional information, including definitions and reconciliations of non-IFRS financial measures to the nearest IFRS financial measure can be found in our MD&A for the fourth quarter and year ended March 30, 2025, under “Non-IFRS Financial Measures and Other Specified Financial Measures”. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures” below.
This press release also includes references to DTC comparable sales (decline) growth which is a supplementary financial measure defined as a rate of (decline) growth of sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period.
Reconciliation of Non-IFRS Measures
The tables below reconcile net income to adjusted EBIT and adjusted net income attributable to shareholders of the Company for the periods indicated, constant currency revenue to revenue across segments and geographies, and net debt for purposes of presenting its calculation.

	Fourth quarter ended		Year ended
CAD $ millions	March 30, 2025	March 31, 2024	March 30, 2025	March 31, 2024
Net income	27.7	7.6	103.6	58.1
Add (deduct) the impact of:
Income tax expense	17.4	9.6	24.5	17.6
Net interest, finance and other costs	10.0	5.9	36.0	48.8
Operating income	55.1	23.1	164.1	124.5
Head office transition costs (a)	—	—	—	0.8
Japan Joint Venture costs (c)	—	2.5	—	4.9
Transformation Program costs (e)	—	13.5	—	40.1
Paola Confectii Earn-Out costs (f)	4.6	1.0	7.3	1.5
Total adjustments	4.6	17.0	7.3	47.3
Adjusted EBIT	59.7	40.1	171.4	171.8

	Fourth quarter ended		Year ended
CAD $ millions	March 30, 2025	March 31, 2024	March 30, 2025	March 31, 2024
Net income	27.7	7.6	103.6	58.1
Add (deduct) the impact of:
Head office transition costs (a) (b)	—	—	—	1.2
Japan Joint Venture costs (c)	—	2.5	—	4.9
Japan Joint Venture remeasurement loss (gain) on contingent consideration and put option (d)	2.8	(6.4)	(8.7)	4.4
Transformation Program costs (e)	—	13.5	—	40.1
Paola Confectii Earn-Out costs (f)	4.6	1.0	7.3	1.5
Unrealized foreign exchange (gain) loss on Term Loan (g)	(1.1)	2.1	4.6	2.1
	6.3	12.7	3.2	54.2
Tax effect of adjustments	(0.6)	(3.9)	(1.8)	(10.1)
Deferred tax adjustment (h)	—	3.6	—	3.1
Adjusted net income	33.4	20.0	105.0	105.3
Adjusted net (loss) income attributable to non-controlling interest (i)	(1.4)	(0.7)	4.4	(4.3)
Adjusted net income attributable to shareholders of the Company	32.0	19.3	109.4	101.0

Weighted average number of shares outstanding
Basic	96,820,406	99,355,838	96,741,308	100,816,758
Diluted	98,153,729	100,395,330	98,065,000	101,823,073
Adjusted net income per basic share attributable to shareholders of the Company	$0.33	$0.19	$1.13	$1.00
Adjusted net income per diluted share attributable to shareholders of the Company	$0.33	$0.19	$1.12	$0.99
(a)Costs incurred for the corporate head office transition, including depreciation on right-of-use assets.
(b)Corporate head office transition costs incurred in (a) as well as $nil and $0.4m of interest expense on lease liabilities for the fourth quarter and year ended March 31, 2024, respectively.
(c)Costs incurred in connection with the establishment of the Japan Joint Venture. This is driven by the impact of gross margin that would otherwise have been recognized on the sale of inventory recorded at net realizable value less costs to sell, as well as other costs of establishing the Japan Joint Venture.
(d)Changes to the fair value remeasurement of the contingent consideration and put option liability, inclusive of translation gains and losses, related to the Japan Joint Venture. The Company recorded losses of $2.8m and a gain of $8.7m on the fair value remeasurement of the contingent consideration and put option during the fourth quarter and year ended March 30, 2025, respectively (fourth quarter and year ended March 31, 2024 - a gain of $6.4m and a loss of $4.4m, respectively). These gains and losses are included in net interest, finance and other costs within the statements of income.
(e)Transformation Program costs include consultancy fees of $2.4m and $23.5m, as well as severance costs, net of shared-based award forfeitures of $11.1m and $16.6m, associated with the reduction in workforce for the fourth quarter and year ended March 31, 2024, respectively.
(f)Additional consideration payable to the controlling shareholders of Paola Confectii SRL (“PCML Vendors”) if certain performance conditions are met based on financial results (“Earn-Out”) related to the acquisition of Paola Confectii SRL, recognized as renumeration expense.

(g)Unrealized gains and losses on the translation of the term loan facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs are included in net interest, finance and other costs within the statements of income.
(h)Deferred tax adjustment recorded as the result of Swiss tax reform in Canada Goose International AG.
(i)Calculated as net (loss) income attributable to non-controlling interest within the statements of income of $(1.4)m and $4.4m for the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the fourth quarter and year ended March 30, 2025, respectively. Net income (loss) attributable to non-controlling interest within the statements of income of $2.6m and $(0.3)m plus $(1.9)m and $4.6m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the fourth quarter and year ended March 31, 2024, respectively.

Revenue By Segment

	Fourth quarter ended		$ Change			% Change
CAD $ millions	March 30, 2025	March 31, 2024	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
DTC	314.1	271.5	42.6	(11.0)	31.6	15.7%	11.6%
Wholesale	31.8	41.4	(9.6)	(0.7)	(10.3)	(23.2)%	(24.9)%
Other	38.7	45.1	(6.4)	(0.5)	(6.9)	(14.2)%	(15.3)%
Total revenue	384.6	358.0	26.6	(12.2)	14.4	7.4%	4.0%
Revenue by Geography

	Fourth quarter ended		$ Change			% Change
CAD $ millions	March 30, 2025	March 31, 2024	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Canada	69.9	70.0	(0.1)	—	(0.1)	(0.1)%	(0.1)%
United States	95.5	82.8	12.7	(5.6)	7.1	15.3%	8.6%
North America	165.4	152.8	12.6	(5.6)	7.0	8.2%	4.6%
Greater China[1]	138.6	128.4	10.2	(4.4)	5.8	7.9%	4.5%
Asia Pacific (excluding Greater China1)	31.8	19.5	12.3	(0.6)	11.7	63.1%	60.0%
Asia Pacific	170.4	147.9	22.5	(5.0)	17.5	15.2%	11.8%
EMEA[2]	48.8	57.3	(8.5)	(1.6)	(10.1)	(14.8)%	(17.6)%
Total revenue	384.6	358.0	26.6	(12.2)	14.4	7.4%	4.0%
1.Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2.EMEA comprises Europe, the Middle East, Africa, and Latin America.
Indebtedness

CAD $ millions	March 30, 2025	March 31, 2024	$ Change
Cash	334.4	144.9	189.5
Mainland China Facilities	—	—	—
Japan Facility	—	(5.4)	5.4
Revolving Facility	—	—	—
Term Loan	(412.4)	(393.1)	(19.3)
Lease liabilities	(330.8)	(330.5)	(0.3)
Net debt	(408.8)	(584.1)	175.3